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                                                                     EXHIBIT (f)
                                 [BIOVAIL LOGO]


                                  CONTACT: Eugene Melnyk
                                           Chairman of the Board
                                           Bob Podruzny
                                           President & Chief Operating Officer
                                           (416) 285-6000


FOR IMMEDIATE RELEASE:


          * BIOVAIL RECEIVES GENERIC CARDIZEM CD TENTATIVE APPROVAL *


Toronto, Canada, October 25, 1999 - Biovail Corporation International (NYSE, TSE:BVF) today announced that it has received tentative approval in the U.S. from the Food and Drug Administration for its generic versions of Cardizem CD. Cardizem CD is indicated for the treatment of hypertension and angina. Branded sales of Cardizem CD in the United States for the twelve months ended June 30th, 1999 exceeded $700 million.

Biovail's generic version of Cardizem CD was not the subject of patent infringement litigation and, as such, Biovail is free to begin the marketing of this product upon the expiry of 180 days of marketing exclusivity available to the "first to file" applicant pursuant to the provisions of the Waxman-Hatch legislation. Biovail expects to begin marketing its generic Cardizem CD through its marketing partner, Teva Pharmaceuticals USA Inc., in December 1999.

Eugene Melnyk, Chairman of the Board, commented that "in the past five months, Biovail has received FDA tentative approvals for Cardizem CD and Adalat CC and approval for Cardizem SR. This level of achievement is indicative of the scientific and developmental capability of the company. Biovail is also awaiting FDA approval in due course for its generic versions of Procardia XL, Voltaren SR and Dilacor XR."



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                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499
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Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.